EXHIBIT 99.3

SECOND AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT

SECOND AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of May 15, 2007, by and among pSivida Limited, an Australian corporation, with headquarters located at Level 12 BGC Centre, 28 The Esplanade, Perth Australia 6000 (the “Company”), and Castlerigg Master Investments Ltd. (the “Investor”).

WHEREAS:

A. The Company and the Investor (collectively with any other investors that may become a party to this Agreement, the “Investors”) are parties to that certain Securities Purchase Agreement, dated as of October 5, 2005 (the “Securities Purchase Agreement”), pursuant to which, among other things, the Investors purchased from the Company (i) Subordinated Convertible Notes, dated November 16, 2005 (the “Original Notes”) and (ii) warrants (the “Original Warrants”), which are exercisable to purchase ADSs (the “Original Warrant Shares”).

B. In connection with the Amendment Agreement by and between the Company and the Investor, dated as of July 28, 2006, (the “Amendment Agreement”), the Company, among other things, (i) amended and restated the Original Notes (as amended and restated, the “Existing Notes”), which are convertible into ADSs (as converted, the “Existing Conversion Shares”), in accordance with the terms thereof, (ii) issued to the Investor warrants (the “Series A Warrants”) which are exercisable to purchase ADSs (the “Series A Warrant Shares”), (iii) became obligated under the terms of the Existing Notes to issue to the investor, from time to time upon the occurrence of certain events, Series B warrants exercisable into ADSs, and (iv) entered into that certain Amended and Restated Registration Rights Agreement, by and among the Company and the Investor, dated as of September 14, 2006 (the “Amended and Restated Registration Rights Agreement”) which amended and restated that certain Registration Rights Agreement, by and between the Company and the Investor, dated as of November 16, 2005 whereby the Company granted to the Investor certain registration rights under the Securities Act of 1933, as amended, and the rules and regulations thereunder, or any similar successor statute (collectively, the “1933 Act”), and applicable state securities laws.

C. In connection with that certain Letter Agreement, by and between the Company and the Investor, dated October 17, 2006 (the “Letter Agreement”), the Company agreed to make certain payments to the Investor, and the Company and the Investor amended certain of the provisions of the Amended and Restated Registration Rights Agreement in connection with the Registration Statement on Form F-3 (SEC File No. 333-132777) (the “Initial Registration Statement”) registering 12,737,139 ADSs issuable to the Investor (x) upon conversion of the Existing Notes, (y) as interest on the Existing Notes and (z) upon exercise of the Original Warrants, which such Registration Statement was declared effective by the SEC on September 29, 2006.

D. In connection with the Second Amendment Agreement by and between the Company and the Investor, dated as of December 29, 2006, (the “Second Amendment Agreement”), the Company (i) issued to the Investor warrants (the “Series C Warrants” and together with the Series A Warrants and the Original Warrants, the “Existing Warrants”) which are exercisable to purchase ADSs (the “Series C Warrant Shares” and together with the Series A Warrant Shares and the Original Warrant Shares, the “Existing Warrant Shares”) and (ii) agreed, among other things, (x) to further amend and restate the Existing Notes and (y) to issue the Investor warrants (the “Series D Warrants”) which shall be exercisable to purchase ADSs (the “Series D Warrant Shares”) at US$2.00 per ADS.

E. In connection with the Amended and Restated Second Amendment Agreement, dated as of the date hereof (the “Amended and Restated Second Amendment Agreement”), the Company has (i) redeemed the Existing Notes (the “Notes”); (ii) issued to the Investor Series D Warrants exercisable into Series D Warrant Shares, (iii) issued to the Investor additional warrants (the “Series E Warrants”), which are exercisable to purchase Four Million (4,000,000) ADSs (the “Series E Warrant Shares”) at US$1.57 per ADS, (iv) issued to the Investor additional warrants (the “Series F Warrants”), which are exercisable to purchase One Million (1,000,000) ADSs (the “Series F Warrant Shares”) for US$1.95 per ADS, and (v) issued to the Investor additional warrants (the “Series G Warrants” and together with the Existing Warrants, the Series D Warrants, the Series E Warrants and the Series F Warrants, the “Warrants”), which are exercisable to purchase Two Million Three Hundred Forty One Thousand Three Hundred Forty Seven (2,341,347) ADSs (the “Series G Warrant Shares” and together with the Existing Warrant Shares, the Series D Warrant Shares, the Series E Warrant Shares and the Series F Warrant Shares, the “Warrant Shares”) for US$1.21 per ADS.

F. In connection with the Amended and Restated Second Amendment Agreement, the Company has agreed to execute and deliver this Agreement which amends, restates and consolidates the terms and conditions of the Amended and Restated Registration Rights Agreement.

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained herein and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Company and each of the Buyers hereby agree as follows:

1. Definitions.

As used in this Agreement, the following terms shall have the following meanings:

a. “ADSs” means the American Depositary Shares of the Company evidenced by American Depositary Receipts each of which represents ten (10) Ordinary Shares (as defined below).

b. “Additional Effective Date” means the date the Additional Registration Statement has been declared effective by the SEC.

c. “Additional Effectiveness Deadline” means the date sixty (60) days after the Additional Filing Deadline, or in the event that the SEC institutes a review of and/or issues comments (including, without limitation, any correspondence or other communication by the staff of the SEC which requires the Company to reduce the number of Ordinary Shares registered on any Registration Statement or otherwise requires the Company to file an amendment to such Registration Statement) with respect to the Additional Registration Statement, the date one hundred twenty (120) days after the Additional Filing Deadline.

d. “Additional Filing Date” means the date on which the Additional Registration Statement is filed with the SEC.

e. “Additional Filing Deadline” means the date ten (10) days following the Closing Date.

f. “Additional Registrable Securities” means the Ordinary Shares underlying (i) the Series A Warrant Shares, (ii) the Series C Warrant Shares, (iii) the Series D Warrant Shares, (iv) the Series E Warrant Shares, (v) the Series F Warrant Shares, (vi) the Series G Warrant Shares and (vii) any shares of capital stock issued or issuable with respect to the Series A Warrant Shares, the Series C Warrant Shares, the Series D Warrant Shares, the Series E Warrant Shares, the Series F Warrant Shares or the Series G Warrant Shares as a result of any stock split, stock dividend, recapitalization, exchange or similar event or otherwise, without regard to any limitations on exercises of the Warrants.

g. “Additional Registration Statement” means a registration statement or registration statements of the Company filed under the 1933 Act covering any Additional Registrable Securities.

h. “Additional Required Registration Amount” means (I) Registrable Securities representing (i) 130% of the number of Series A Warrant Shares issued and issuable pursuant to the Series A Warrants as of the Trading Day (as defined below) immediately preceding the applicable date of determination, (ii) 130% of the number of Series C Warrant Shares issued and issuable pursuant to the Series C Warrants as of the Trading Day immediately preceding the applicable date of determination, (iii) 130% of the number of Series D Warrant Shares issued and issuable pursuant to the Series D Warrants as of the Trading Day immediately preceding the applicable date of determination, (iv) 130% of the number of Series E Warrant Shares issued and issuable pursuant to the Series E Warrants as of the Trading Day immediately preceding the applicable date of determination, (v) 130% of the number of Series F Warrant Shares issued and issuable pursuant to the Series F Warrants as of the Trading Day immediately preceding the applicable date of determination and (vi) 130% of the number of Series G Warrant Shares issued and issuable pursuant to the Series G Warrants as of the Trading Day immediately preceding the applicable date of determination, in each case subject to adjustment as provided in Section 2(g) or (II) such other amount as may be required by the staff of the SEC pursuant to Rule 415 or otherwise.

i. “Business Day” means any day other than Saturday, Sunday or any other day on which commercial banks in The City of New York, State of New York, U.S.A. or Perth, Australia are authorized or required by law to remain closed.

j. “Closing Date” shall have the meaning set forth in the Amended and Restated Second Amendment Agreement.

k. "Cutback Shares" means any of the Initial Required Registration Amount or Additional Required Registration Amount of Registrable Securities not included in a an effective Registration Statement filed pursuant to this Agreement as a result of a limitation on the number of Ordinary Shares of the Company permitted to be registered on any such Registration Statement by the staff of the SEC pursuant to Rule 415 or otherwise.

l. “Effective Date” means, with respect to the Initial Registration Statement, the Additional Registration Statement or a Subsequent Registration Statement, the date such Registration Statement has been declared effective by the SEC.

m. “Effectiveness Deadline” means the Initial Effectiveness Deadline (as defined below), the Additional Effectiveness Deadline and the Subsequent Effectiveness Deadline (as defined below), as applicable.

n. “Eligible Market” means the Nasdaq Global Market, The New York Stock Exchange, Inc., the American Stock Exchange, or The Nasdaq Capital Market.

o. “Initial Effectiveness Deadline” means October 15, 2006.

p. “Initial Registrable Securities” means the Ordinary Shares underlying (i) the ADSs into which the Notes are convertible in accordance with the terms thereof (the “Conversion Shares”), (ii) the Original Warrant Shares, (iii) any Interest Shares (as defined in the Notes) issued or issuable under the Notes, and (iv) any shares of capital stock issued or issuable with respect to the Conversion Shares, the Interest Shares, the Original Warrant Shares, the Notes and the Original Warrants, as a result of any stock split, stock dividend, recapitalization, exchange or similar event or otherwise, without regard to any limitations on conversions of the Notes or exercises of the Original Warrants.

q. “Initial Required Registration Amount” means the Ordinary Shares underlying 12,737,139 ADSs representing not less than (i) 130% of the number of Conversion Shares issued and issuable as of the Trading Day immediately preceding the applicable date of determination, (ii) 130% of the number of Original Warrant Shares issued and issuable pursuant to the Original Warrants as of the Trading Day immediately preceding the applicable date of determination, in each case subject to adjustment as provided in Section 2(g) and (iii) 100% of the Interest Shares paid by the Company.

r. “Investor” means a Buyer, any transferee or assignee thereof to whom a Buyer assigns its rights under this Agreement and who agrees to become bound by the provisions of this Agreement in accordance with Section 9 and any transferee or assignee thereof to whom a transferee or assignee assigns its rights under this Agreement and who agrees to become bound by the provisions of this Agreement in accordance with Section 9.

s. “Ordinary Shares” means ordinary shares of the Company.

t. “Person” means an individual, a limited liability company, a partnership, a joint venture, a corporation, a trust, an unincorporated organization and a government or any department or agency thereof.

u. “Purchase Price” means, with respect to a convertible note, the principal amount of such convertible note, and, with respect to a warrant, the number of shares subject to such warrant multiplied by the then current per share exercise price provided for therein.

v. “register,” “registered,” and “registration” refer to a registration effected by preparing and filing one or more Registration Statements in compliance with the 1933 Act and pursuant to Rule 415 and the declaration or ordering of effectiveness of such Registration Statement(s) by the SEC.

w. “Registrable Securities” means the Initial Registrable Securities, the Additional Registrable Securities and the Subsequent Registrable Securities.

x. “Registration Statement” means a registration statement or registration statements of the Company filed under the 1933 Act covering Registrable Securities.

y. “Required Holders” means the holders of at least a majority of the Registrable Securities.

z. “Required Registration Amount” means (a) with respect to an Initial Registration Statement, the Initial Required Registration Amount, (b) with respect to the Additional Registration Statement, the Additional Required Registration Amount, and (c) with respect to a Subsequent Registration Statement, the Subsequent Required Registration Amount.

aa. “Rule 415” means Rule 415 under the 1933 Act or any successor rule providing for offering securities on a continuous or delayed basis.

bb. "Subsequent Effectiveness Date" means the date the Subsequent Registration Statement is declared effective by the SEC.

cc. “Subsequent Effectiveness Deadline” with respect to a Subsequent Registration Statement means the date which is sixty (60) calendar days after the Subsequent Filing Date with respect to such Subsequent Registration Statement or in the event that the SEC institutes a review of and/or issues comments with respect to such Subsequent Registration Statement (including, without limitation, any correspondence or other communication by the staff of the SEC which requires the Company to reduce the number of Ordinary Shares registered on any Registration Statement or otherwise requires the Company to file an amendment to such Registration Statement), one-hundred and twenty (120) calendar days after the Subsequent Filing Date with respect to such Subsequent Registration Statement.

dd. "Subsequent Filing Date" with respect to a Subsequent Registration Statement means the date on which such Subsequent Registration Statement is filed with the SEC.

ee. “Subsequent Filing Deadline” means if Cutback Shares are required to be included in a Subsequent Registration Statement, the later of (i) the date sixty (60) days after the date that the Company receives notice from the Required Holders that substantially all of the Registrable Securities registered under the immediately preceding Registration Statement have been sold and (ii) the date six (6) months from the Additional Effective Date or the most recent Effective Date occurring after the Additional Effective Date, as applicable.

ff. “Subsequent Registrable Securities” means, (i) any Cutback Shares not previously included on a Registration Statement and (ii) any share capital of the Company issued or issuable with respect to the Warrants, the Warrant Shares or Cutback Shares, as applicable, as a result of any stock split, stock dividend, recapitalization, exchange or similar event or otherwise, without regard to any limitations on exercise of the Warrants.

gg. “Subsequent Registration Statement” means a registration statement or registration statements of the Company filed under the 1933 Act covering any Subsequent Registrable Securities.

hh. “Subsequent Required Registration Amount” means any Cutback Shares not previously included on a Registration Statement, all subject to adjustment as provided in Section 2(g), without regard to any limitations on exercise of the Warrants, which have not previously been sold pursuant to an effective registration statement, without restriction pursuant to Rule 144(k) or on the ASX.

ii. “SEC” means the United States Securities and Exchange Commission.

jj. “Trading Day” means any day on which the ADSs are traded on the Nasdaq Global Market, or, if the Nasdaq Global Market is not the principal trading market for the ADSs, then on the principal securities exchange or securities market on which the ADSs are then traded; provided that “Trading Day” shall not include any day on which the ADSs are scheduled to trade on such exchange or market for less than 4.5 hours or any day that the ADSs are suspended from trading during the final hour of trading on such exchange or market (or if such exchange or market does not designate in advance the closing time of trading on such exchange or market, then during the hour ending at 4:00:00 p.m., New York Time).

Capitalized terms used herein and not otherwise defined herein shall have the respective meanings set forth in the Amended and Restated Second Amendment Agreement. In the event that the Company’s Board of Directors should determine that the Company shall transform itself (whether by re-incorporation in the United States or otherwise) from a foreign private issuer (as defined in the Securities Act of 1933, as amended), all references to ADSs shall be deemed references to the securities that are substituted for the ADSs with equitable adjustment of the provisions of this Agreement for such substituted securities.

2. Registration.

a. Initial Mandatory Registration. The Company has prepared, and (i) filed with the SEC the Initial Registration Statement on Form F-3 covering the resale of all of the Initial Registrable Securities. The Initial Registration Statement prepared pursuant hereto registered for resale the Initial Required Registration Amount. The Initial Registration Statement

contained the “Selling Shareholders” and “Plan of Distribution” sections in substantially the form attached hereto as Exhibit B, with such changes as were necessary or appropriate and mutually agreed by the parties. The Initial Registration Statement was declared effective by the SEC on September 29, 2006.

b. Additional Mandatory Registrations. The Company shall prepare, and, no later than the Additional Filing Deadline, file with the SEC an Additional Registration Statement on Form F-3 covering the resale of all of the Additional Registrable Securities. In the event that Form F-3 or Form S-3 is unavailable for such a registration, the Company shall use Form F-1 or Form S-1, as applicable, subject to the provisions of Section 2(f). The Additional Registration Statement shall register for resale at least that number of ADSs equal to the Additional Required Registration Amount as of the date the Additional Registration Statement is initially filed with the SEC. The Additional Registration Statement shall contain (except if otherwise directed by the Required Holders) the “Selling Stockholders” and “Plan of Distribution” sections in substantially the form attached hereto as Exhibit B, with such changes as may be appropriate to reflect the inclusion of other permissible securities of the Company and other changes which may be necessary or appropriate. The Company shall use its reasonable best efforts to have the Additional Registration Statement declared effective by the SEC as soon as practicable after its filing, but in no event later than the Additional Effectiveness Deadline. By 9:30 a.m. New York time on the date following the Additional Effective Date, the Company shall file with the SEC in accordance with Rule 424 under the 1933 Act the final prospectus to be used in connection with sales pursuant to such Registration Statement.

c. Subsequent Mandatory Registrations. The Company shall prepare, and, as soon as practicable but in no event later than the Subsequent Filing Deadline, file with the SEC a Subsequent Registration Statement on Form F-3 covering the resale of all of the Subsequent Registrable Securities. In the event that Form F-3 or Form S-3 is unavailable for such a registration, the Company shall use Form F-1 or Form S-1, as applicable, subject to the provisions of Section 2(f). To the extent the staff of the SEC does not permit the Subsequent Required Registration Amount to be registered on a Subsequent Registration Statement, the Company shall file Subsequent Registration Statements (consistent with the comments or instructions of the staff of the SEC) successively trying to register on each such Subsequent Registration Statement the maximum number of remaining Subsequent Registrable Securities until the Subsequent Required Registration Amount has been registered with the SEC. Each Subsequent Registration Statement prepared pursuant hereto shall register for resale at least that number of ADSs equal to the Subsequent Required Registration Amount (or such lesser number of Registrable Securities dictated by the staff of the SEC) as of date the Registration Statement is initially filed with the SEC. Each Subsequent Registration Statement shall contain (except if otherwise directed by the Required Holders) the "Selling Stockholders" and "Plan of Distribution" sections in substantially the form attached hereto as Exhibit B, with such changes as may be appropriate to reflect the inclusion of other permissible securities of the Company and other changes which may be necessary or appropriate. The Company shall use its best efforts to have each Subsequent Registration Statement declared effective by the SEC as soon as practicable, but in no event later than the Subsequent Effectiveness Deadline with respect to such Subsequent Registration Statement. By 9:30 a.m. New York time on the date following the Subsequent Effective Date, the Company shall file with the SEC in accordance with Rule 424 under the 1933 Act the final prospectus to be used in connection with sales pursuant to such Registration Statement.

d. Allocation of Registrable Securities. The initial number of Registrable Securities included in any Registration Statement and any increase in the number of Registrable Securities included therein shall be allocated pro rata among the Investors based on the number of Registrable Securities held by each Investor at the time the Registration Statement covering such initial number of Registrable Securities or increase thereof is declared effective by the SEC. In the event that an Investor sells or otherwise transfers any of such Investor’s Registrable Securities, each transferee shall be allocated a pro rata portion of the then remaining number of Registrable Securities included in such Registration Statement for such transferor. Any ADSs included in a Registration Statement and which remain allocated to any Person which ceases to hold any Registrable Securities covered by such Registration Statement shall be allocated to the remaining Investors, pro rata based on the number of Registrable Securities then held by such Investors which are covered by such Registration Statement. Other than as permitted by Section 4(k) of the Securities Purchase Agreement, in no event shall the Company include any securities other than Registrable Securities on any Registration Statement without the prior written consent of the Required Holders.

e. Legal Counsel. Subject to Section 5 hereof, the Required Holders shall have the right to select one legal counsel to review and oversee any registration pursuant to this Section 2, which shall be Schulte Roth & Zabel LLP or such other counsel as is thereafter designated in writing by the Required Holders prior to the initiation of such other legal counsel’s review and oversight of any registration (“Legal Counsel”). The Company and Legal Counsel shall reasonably cooperate with each other in performing the Company’s obligations under this Agreement.

f. Ineligibility for Form F-3 or Form S-3. In the event that Form F-3 or Form S-3 is not available for the registration of the resale of Registrable Securities hereunder, the Company shall (i) register the resale of the Registrable Securities on another appropriate form reasonably acceptable to the Required Holders and (ii) undertake to register the Registrable Securities on Form F-3 or Form S-3 as soon as such form is available, provided that the Company shall maintain the effectiveness of the Registration Statement then in effect until such time as a Registration Statement on Form F-3 or Form S-3 covering the Registrable Securities has been declared effective by the SEC.

g. Sufficient Number of ADSs Registered. In the event the number of Ordinary Shares available under a Registration Statement filed pursuant to Section 2(a) is insufficient to cover all of the Registrable Securities required to be covered by such Registration Statement or an Investor’s allocated portion of the Registrable Securities pursuant to Section 2(c), the Company shall amend the applicable Registration Statement, or file a new Registration Statement (on the short form available therefor, if applicable), or both, so as to cover at least the Required Registration Amount as of the Trading Day immediately preceding the date of the filing of such amendment or new Registration Statement, in each case, as soon as practicable, but in any event not later than fifteen (15) Business Days after the necessity therefor arises. The Company shall use its best efforts to cause such amendment and/or new Registration Statement to become effective as soon as practicable following the filing thereof. For purposes of the foregoing provision, the number of Ordinary Shares available under a Registration Statement shall be deemed “insufficient to cover all of the Registrable Securities” if at any time the number of Ordinary Shares available for resale under the Registration Statement is less than the product determined by multiplying (i) the Required Registration Amount by (ii) 0.90. The calculation set forth in the foregoing sentence shall be made without regard to any limitations on the exercise of the Warrants and such calculation shall assume that the Warrants are then exercisable to purchase ADSs and are issuable at the then prevailing Exercise Price (as defined in the Warrants), as applicable.

h. Effect of Failure to File and Obtain and Maintain Effectiveness of Registration Statement.

(1) On September 14, 2006, as relief for the damages to the Investor by reason of the delay prior to such date in its ability to sell the ADSs (which remedy shall not be exclusive of any other remedies available at law or in equity), the Company paid to the Investor an amount in cash equal to $129,166.67. Pursuant to the Letter Agreement, the Company agreed to make certain other payments to the Investor as consideration for the Investor entering into the Letter Agreement and in lieu of any Registration Delay Payments which had not yet been made and would otherwise be incurred by the Company or due to the Investor. Notwithstanding any provision of the Amended and Restated Registration Rights Agreement, no amounts are due from the Company to the Investor under this Agreement or the Amended and Restated Registration Rights Agreement in respect of any Registration Delay Payments as of the date of this Agreement in respect of the Company’s not having filed an Additional Registration Statement prior to the date of this Agreement or the Additional Filing Deadline.

(2) If a Registration Statement covering all of the Additional Registrable Securities required to be covered thereby and required to be filed by the Company pursuant to this Agreement is not declared effective by the SEC on or before the Additional Effectiveness Deadline (an “Additional Effectiveness Failure”) then, as partial relief for the damages to any holder by reason of any such delay in or reduction of its ability to sell the ADSs (which remedy shall not be exclusive of any other remedies available at law or in equity), the Company shall pay to each Investor holding Registrable Securities relating to such Registration Statement on the date of such Additional Effectiveness Failure an amount in cash equal to such Investor’s pro rata share of (a) eight thousand three hundred thirty-three U.S. dollars (US$8,333) for each day in the period beginning on December 31, 2006 and ending on the date of such Additional Effectiveness Failure and (b) eight thousand one hundred fifteen U.S. dollars ($8,115) for each day in the period beginning on the date of this Agreement and ending on the date of such Additional Effectiveness Failure.

(3) In the event that:

(A) a Registration Statement covering all of the Registrable Securities required to be covered thereby and required to be filed by the Company pursuant to this Agreement is not, with respect to a Subsequent Registration Statement, declared effective by the SEC on or before the Subsequent Effectiveness Deadline (a “Subsequent Effectiveness Failure”);

(B) a Registration Statement covering all of the Registrable Securities required to be covered thereby and required to be filed by the Company pursuant to this Agreement is not, with respect to an Additional Registration Statement, filed with the SEC on or before the Additional Filing Deadline (an “Additional Filing Failure”) (provided that, no Additional Filing Failure shall be deemed to have occurred in the event that the Company withdraws an Additional Registration Statement at request of the SEC filed on or before the Additional Filing Deadline and files a subsequent Additional Registration Statement after the Additional Filing Deadline and prior to the Additional Effectiveness Deadline);

(C) an Additional Effectiveness Failure occurs; or

(D) on any day after the applicable Effective Date (I) sales of all of the Registrable Securities required to be included on such Registration Statement cannot be made (other than during an Allowable Grace Period (as defined in Section 3(r)) pursuant to such Registration Statement (including, without limitation, because of a failure to keep such Registration Statement effective, to disclose such information as is necessary for sales to be made pursuant to such Registration Statement or to register a sufficient number of ADSs), or (II) the Registrable Securities are not listed or included for quotation on an Eligible Market or trading of the ADSs is suspended or halted thereon (other than during an Allowable Trading Grace Period) (each, a “Maintenance Failure”), then, as partial relief for the damages to any holder by reason of any such delay in or reduction of its ability to sell the ADSs (which remedy shall not be exclusive of any other remedies available at law or in equity), the Company shall pay to each holder of Registrable Securities relating to such Registration Statement an amount in cash equal to one and one half percent (1.5%) of the aggregate Purchase Price of such Investor’s Registrable Securities included in such Registration Statement on each of the following dates:

(X) every thirtieth day (pro rated for periods totaling less than thirty days) from the date of a Subsequent Effectiveness Failure until such Subsequent Effectiveness Failure is cured;

(Y) every thirtieth day (pro rated for periods totaling less than thirty days) from the date of an Additional Effectiveness Failure until such Additional Effectiveness Failure is cured; and

(Z) every thirtieth day (pro rated for periods totaling less than thirty days) from the date of a Maintenance Failure until such Maintenance Failure is cured; provided, however, that such amount shall not be duplicative or owed more than once with respect to any day which falls within a period described in more than one of clauses (X) and (Y) immediately preceding this proviso.

(4) The payments to which a holder shall be entitled pursuant to this Section 2(h) are referred to herein as “Registration Delay Payments.” Registration Delay Payments shall be deemed “incurred”, for purposes of the following sentence, on the thirtieth day following the applicable failure and such payments shall be made (except as set forth elsewhere in this Section 2(h)) on the earlier of (A) the last day of the calendar month during which such

Registration Delay Payments are incurred and (B) the fifth Business Day after the event or failure giving rise to the Registration Delay Payments is cured. In the event the Company fails to make Registration Delay Payments in a timely manner, such Registration Delay Payments shall bear interest at the rate of 1.0% per month (prorated for partial months) until paid in full.

3. Related Obligations.

At such time as the Company is obligated to file a Registration Statement with the SEC pursuant to Section 2(a), 2(b), 2(c) or 2(g), the Company will use its reasonable best efforts to effect the registration of the Registrable Securities consistent with the Plan of Distribution and, pursuant thereto, the Company shall have the following obligations:

a. The Company shall promptly prepare and file with the SEC a Registration Statement with respect to the Registrable Securities and use its reasonable best efforts to cause such Registration Statement relating to the Registrable Securities to become effective as soon as practicable after such filing (but in no event later than the applicable Effectiveness Deadline). The Company shall keep (i) each Registration Statement effective pursuant to Rule 415 and (ii) the Company's Form F-6, Registration Number 333-122158 effective (and such Form F-6 shall have available the number of ADSs to cover all of the Registrable Securities) at all times until the earlier of (i) the date as of which the Investors may sell all of the Registrable Securities covered by such Registration Statement without restriction pursuant to Rule 144(k) (or successor thereto) promulgated under the 1933 Act or (ii) the date on which the Investors shall have sold all the Registrable Securities covered by such Registration Statement (the “Registration Period”), which Registration Statement (including any amendments or supplements thereto and prospectuses contained therein) shall not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein, or necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading. The term “best efforts” shall mean, among other things, that the Company shall submit to the SEC, within four (4) Business Days after the later of the date that (i) Company learns that no review of a particular Registration Statement will be made by the staff of the SEC or that the staff has no further comments on the Registration Statement, as the case may be, and (ii) the approval of Legal Counsel pursuant to Section 3(c) (which approval is immediately sought), a request for acceleration of effectiveness of such Registration Statement to a time and date not later than 48 hours after the submission of such request.

b. The Company shall prepare and file with the SEC such amendments (including post-effective amendments) and supplements to a Registration Statement and the prospectus used in connection with such Registration Statement, which prospectus is to be filed pursuant to Rule 424 promulgated under the 1933 Act, as may be necessary to keep such Registration Statement effective at all times during the Registration Period, subject to Allowable Grace Periods, and, during such period, comply with the provisions of the 1933 Act with respect to the disposition of all Registrable Securities of the Company covered by such Registration Statement. In the case of amendments and supplements to a Registration Statement which are required to be filed pursuant to this Agreement (including pursuant to this Section 3(b)) by reason of the Company filing a report on Form 10-K or 10-KSB, as applicable, Form 10-Q or 10-QSB, as applicable, or Form 8-K or any analogous report under the Securities Exchange Act of

1934, as amended (the “1934 Act”), the Company shall have incorporated such report by reference into such Registration Statement, if applicable, or shall file such amendments or supplements with the SEC on the same day on which the 1934 Act report is filed which created the requirement for the Company to amend or supplement such Registration Statement.

c. The Company shall (A) permit Legal Counsel to review and comment upon (i) a Registration Statement at least five (5) Business Days prior to its filing with the SEC and (ii) all amendments and supplements to all Registration Statements (except for reports incorporated by reference therein) within a reasonable number of days prior to their filing with the SEC, and (B) not file any Registration Statement or amendment or supplement thereto in a form to which Legal Counsel reasonably objects. The Company shall not submit a request for acceleration of the effectiveness of a Registration Statement or any amendment or supplement thereto without the prior approval of Legal Counsel, which consent shall not be unreasonably withheld. The Company shall furnish to Legal Counsel, without charge, (i) copies of any correspondence from the SEC or the staff of the SEC to the Company or its representatives relating to any Registration Statement, (ii) promptly after the same is prepared and filed with the SEC, one copy of any Registration Statement and any amendment(s) thereto, including financial statements and schedules, all documents incorporated therein by reference, if requested by an Investor, and all exhibits and (iii) upon the effectiveness of any Registration Statement, one copy of the prospectus included in such Registration Statement and all amendments and supplements thereto. The Company shall reasonably cooperate with Legal Counsel in performing the Company’s obligations pursuant to this Section 3.

d. The Company shall furnish to each Investor whose Registrable Securities are included in any Registration Statement, without charge, (i) promptly after the same is prepared and filed with the SEC, at least one copy of such Registration Statement and any amendment(s) thereto, including financial statements and schedules, all documents incorporated therein by reference, if requested by an Investor, all exhibits and each preliminary prospectus, (ii) upon the effectiveness of any Registration Statement, ten (10) copies of the prospectus included in such Registration Statement and all amendments and supplements thereto (or such other number of copies as such Investor may reasonably request) and (iii) such other documents, including copies of any preliminary or final prospectus, as such Investor may reasonably request from time to time in order to facilitate the disposition of the Registrable Securities owned by such Investor.

e. The Company shall use its reasonable best efforts to (i) register and qualify, unless an exemption from registration and qualification applies, the resale by Investors of the Registrable Securities covered by a Registration Statement under such other securities or “blue sky” laws of all applicable jurisdictions in the United States, (ii) prepare and file in those jurisdictions, such amendments (including post-effective amendments) and supplements to such registrations and qualifications as may be necessary to maintain the effectiveness thereof during the Registration Period, (iii) take such other actions as may be necessary to maintain such registrations and qualifications in effect at all times during the Registration Period, and (iv) take all other actions reasonably necessary or advisable to qualify the Registrable Securities for sale in such jurisdictions; provided, however, that the Company shall not be required in connection therewith or as a condition thereto to (x) qualify to do business in any jurisdiction where it would not otherwise be required to qualify but for this Section 3(e), (y) subject itself to general taxation in any such jurisdiction, or (z) file a general consent to service of process in any such jurisdiction. The Company shall promptly notify Legal Counsel and each Investor who holds Registrable Securities of the receipt by the Company of any notification with respect to the suspension of the registration or qualification of any of the Registrable Securities for sale under the securities or “blue sky” laws of any jurisdiction in the United States or its receipt of actual notice of the initiation or threatening of any proceeding for such purpose.

f. The Company shall notify Legal Counsel and each Investor in writing, of the happening of any event, as promptly as practicable after becoming aware of such event, as a result of which the prospectus included in a Registration Statement, as then in effect, (1) includes an untrue statement of a material fact or omission to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading (provided that in no event shall such notice contain any material, nonpublic information) or (2) otherwise fails to comply with then current law or the rules and regulations of the SEC or other applicable regulatory body, and, subject to Section 3(r), promptly prepare a supplement or amendment to such Registration Statement to correct such untrue statement or omission, and deliver ten (10) copies of such supplement or amendment to Legal Counsel and each Investor (or such other number of copies as Legal Counsel or such Investor may reasonably request). The Company shall also promptly notify Legal Counsel and each Investor in writing, (i) when a prospectus or any prospectus supplement or post-effective amendment has been filed, and when a Registration Statement or any post-effective amendment has become effective (notification of such effectiveness shall be delivered to Legal Counsel and each Investor by facsimile or e-mail on the same day of such effectiveness and by overnight mail), (ii) of any request by the SEC for amendments or supplements to a Registration Statement or related prospectus or related information, and (iii) of the Company’s reasonable determination that a post-effective amendment to a Registration Statement would be appropriate.

g. The Company shall use its reasonable best efforts to prevent the issuance of any stop order or other suspension of effectiveness of a Registration Statement, or the suspension of the qualification of any of the Registrable Securities for sale in any jurisdiction and, if such an order or suspension is issued, to obtain the withdrawal of such order or suspension at the earliest possible moment and to notify Legal Counsel and each Investor who holds Registrable Securities being sold of the issuance of such order and the resolution thereof or its receipt of actual notice of the initiation or threat of any proceeding for such purpose.

h. If any Investor is required under applicable securities law to be described in the Registration Statement as an underwriter, at the reasonable request of any Investor, the Company shall furnish to such Investor, on the date of the effectiveness of the Registration Statement and thereafter from time to time on such dates as an Investor may reasonably request (i) a letter, dated such date, from the Company’s independent certified public accountants in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering, addressed to the Investors, and (ii) an opinion, dated as of such date, of counsel representing the Company for purposes of such Registration Statement, in form, scope and substance as is customarily given in an underwritten public offering, addressed to the Investors.

i. The Company shall make available for inspection by (i) any Investor, (ii) Legal Counsel and (iii) one firm of accountants or other agents retained by the Investors (collectively, the “Inspectors”), all pertinent financial and other records, and pertinent corporate documents and properties of the Company (collectively, the “Records”), as shall be necessary and reasonably requested by each Inspector, and cause the Company’s officers, directors and employees, counsel and the Company’s independent certified public accountants to supply all information which may be necessary and any Inspector may reasonably request; provided, however, that each Inspector shall agree to hold in strict confidence and shall not make any disclosure (except to an Investor) or use of any Record or other information which the Company determines in good faith to be confidential, and of which determination the Inspectors are so notified, and such inspector executes any non-disclosure, non-use or similar document which may be reasonably required by Company, its independent certified public accountants or its counsel (and upon execution of which the Company shall not be deemed to be in violation of its agreement not to provide to such Investor any material, nonpublic information or to publicly disclose such information) unless (a) the disclosure of such Records is necessary to avoid or correct a misstatement or omission in any Registration Statement or is otherwise required under the 1933 Act, (b) the release of such Records is ordered pursuant to a final, non-appealable subpoena or order from a court or government body of competent jurisdiction, or (c) the information in such Records has been made generally available to the public other than by disclosure in violation of this or any other agreement of which the Inspector has knowledge. Each Investor agrees that it shall, upon learning that disclosure of such Records is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt notice to the Company and allow the Company, at its expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, the Records deemed confidential. Nothing herein (or in any other confidentiality agreement between the Company and any Investor) shall be deemed to limit the Investors’ ability to sell Registrable Securities in a manner which is otherwise consistent with applicable laws and regulations.

j. The Company shall hold in confidence and not make any disclosure of information concerning an Investor provided to the Company unless (i) disclosure of such information is necessary to comply with federal or state securities laws, (ii) the disclosure of such information is necessary to avoid or correct a misstatement or omission in any Registration Statement, (iii) the release of such information is ordered pursuant to a subpoena or other final, non-appealable order from a court or governmental body of competent jurisdiction, or (iv) such information has been made generally available to the public other than by disclosure in violation of this Agreement or any other agreement of which the Company has knowledge. The Company agrees that it shall, upon learning that disclosure of such information concerning an Investor is sought in or by a court or governmental body of competent jurisdiction or through other means, give prompt written notice to such Investor and allow such Investor, at the Investor’s expense, to undertake appropriate action to prevent disclosure of, or to obtain a protective order for, such information.

k. The Company shall use its reasonable best efforts either to (i) cause all the Registrable Securities covered by a Registration Statement to be listed on each securities exchange on which securities of the same class or series issued by the Company are then listed, if any, if the listing of such Registrable Securities is then permitted under the rules of such exchange, or (ii) secure designation and quotation of all the Registrable Securities covered by the

Registration Statement on the Nasdaq Global Market, or (iii) if, despite the Company’s best efforts to satisfy the preceding clause (i) or (ii), the Company is unsuccessful in satisfying the preceding clause (i) or (ii), to secure the inclusion for quotation on The Nasdaq Capital Market for such Registrable Securities and, without limiting the generality of the foregoing, to use its best efforts to arrange for at least two market makers to register with the National Association of Securities Dealers, Inc. (“NASD”) as such with respect to such Registrable Securities. The Company shall pay all fees and expenses in connection with satisfying its obligation under this Section 3(k).

l. The Company shall cooperate with the Investors who hold Registrable Securities being offered and, to the extent applicable, facilitate the timely preparation and delivery of certificates (not bearing any restrictive legend) , if applicable, representing the Registrable Securities to be offered pursuant to a Registration Statement and enable such certificates to be in such denominations or amounts, as the case may be, as the Investors may reasonably request and registered in such names as the Investors may request.

m. If reasonably requested by an Investor, the Company shall as soon as reasonably practicable (i) incorporate in a prospectus supplement or post-effective amendment such information as an Investor reasonably requests to be included therein relating to the sale and distribution of Registrable Securities, including, without limitation, information with respect to the number of Registrable Securities being offered or sold, the purchase price being paid therefor and any other terms of the offering of the Registrable Securities to be sold in such offering; and (ii) make all required filings of such prospectus supplement or post-effective amendment after being notified of the matters to be incorporated in such prospectus supplement or post-effective amendment if reasonably requested by an Investor holding any Registrable Securities.

n. The Company shall use its reasonable best efforts to cause the Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental agencies or authorities as may be necessary to consummate the disposition of such Registrable Securities.

o. The Company shall make generally available to its security holders as soon as practical, but not later than one hundred eighty (180) days after the close of the period covered thereby, an earnings statement (in form complying with the provisions of Rule 158 under the 1933 Act) covering a twelve-month period beginning not later than the first day of the Company’s fiscal quarter next following the effective date of the Registration Statement.

p. The Company shall otherwise use its best efforts to comply with all applicable rules and regulations of the SEC in connection with any registration hereunder.

q. Within three (3) Business Days after a Registration Statement which covers Registrable Securities is ordered effective by the SEC, the Company shall deliver, and shall cause legal counsel for the Company to deliver, to the transfer agent for such Registrable Securities (with copies to the Investors whose Registrable Securities are included in such Registration Statement) confirmation that such Registration Statement has been declared effective by the SEC substantially in the form attached hereto as Exhibit A.

r. Notwithstanding anything to the contrary herein, the Company may delay, including by delaying the effectiveness of a Registration Statement or the filing of a Registration Statement or an amendment (including a post-effective amendment) or supplement to a Registration Statement, the disclosure of material, nonpublic information concerning the Company the disclosure of which at the time is not, in the good faith opinion of the Board of Directors of the Company and its counsel, in the best interest of the Company and, in the opinion of counsel to the Company, otherwise required (a “Grace Period”) and, as applicable, suspend sales of Registered Securities under an effective Registration Statement; provided, that the Company shall promptly (i) notify the Investors in writing of the existence of material, nonpublic information giving rise to a Grace Period (provided that in each notice the Company will not disclose the content of such material, nonpublic information to the Investors) and the date on which the Grace Period will begin, and (ii) notify the Investors in writing of the date on which the Grace Period ends; and, provided further, that no Grace Period shall exceed 15 consecutive days and during any 365 day period such Grace Periods shall not exceed an aggregate of 45 days and the first day of any Grace Period must be at least 2 Trading Days after the last day of any prior Grace Period (an “Allowable Grace Period”). For purposes of determining the length of a Grace Period above, the Grace Period shall begin on and include the date the holders receive the notice referred to in clause (i) and shall end on and include the later of the date the holders receive the notice referred to in clause (ii) and the date referred to in such notice. The provisions of Sections 2(g) and 3(e) hereof shall not be applicable during the period of any Allowable Grace Period. Upon expiration of the Grace Period, the Company shall again be bound by the first sentence of Section 3(f) with respect to the information giving rise thereto unless such material nonpublic information is no longer applicable. Notwithstanding anything to the contrary, the Company shall cause its transfer agent to deliver unlegended certificates, if applicable, for ADSs to a transferee of an Investor in accordance with the terms of the Securities Purchase Agreement in connection with any sale of Registrable Securities with respect to which an Investor has entered into a contract for sale, and delivered a copy of the prospectus included as part of the applicable Registration Statement, prior to the Investor’s receipt of the notice of a Grace Period and for which the Investor has not yet settled.

s. Notwithstanding anything to the contrary herein, the Company may suspend trading of its equity securities on the applicable Eligible Market on which its equity securities are then trading, due to the existence of material, nonpublic information concerning the Company the disclosure of which at the time is not, in the good faith opinion of the Board of Directors of the Company and its counsel, in the best interest of the Company (a “Trading Grace Period”); provided, that the Company shall promptly (i) notify the Investors in writing of the existence of such suspension (provided that in each notice the Company will not disclose the content of any material, nonpublic information to the Investors) and the date on which the Trading Grace Period will begin, and (ii) notify the Investors in writing of the date on which the Trading Grace Period ends; and, provided further, that no Trading Grace Period shall exceed 5 consecutive days and during any 365 day period such Trading Grace Periods shall not exceed an aggregate of 15 days and the first day of any Trading Grace Period must be at least 2 Trading Days after the last day of any prior Trading Grace Period (an “Allowable Grace Trading Period”). For purposes of determining the length of a Trading Grace Period above, the Trading Grace Period shall begin on and include the date the holders receive the notice referred to in clause (i) and shall end on and include the later of the date the holders receive the notice referred to in clause (ii) and the date referred to in such notice. The provisions of Sections 2(g) and 3(e) hereof shall not be applicable during the period of any Allowable Trading Grace Period.

4. Obligations of the Investors.

a. At least five (5) Business Days prior to the first anticipated filing date of a Registration Statement, the Company shall notify each Investor in writing of the information the Company requires from each such Investor if such Investor elects to have any of such Investor’s Registrable Securities included in such Registration Statement. It shall be a condition precedent to the obligations of the Company to complete the registration pursuant to this Agreement with respect to the Registrable Securities of a particular Investor that such Investor shall furnish to the Company such information regarding itself, the Registrable Securities held by it and the intended method of disposition of the Registrable Securities held by it, as shall be reasonably required to effect and maintain the effectiveness of the registration of such Registrable Securities and shall execute such documents in connection with such registration as the Company may reasonably request.

b. Each Investor, by such Investor’s acceptance of the Registrable Securities, agrees to cooperate with the Company as reasonably requested by the Company in connection with the preparation and filing of any Registration Statement hereunder, unless such Investor has notified the Company in writing of such Investor’s election to exclude all of such Investor’s Registrable Securities from such Registration Statement.

c. Each Investor agrees that, upon receipt of any notice from the Company of the happening of any event of the kind described in Section 3(g) or the first sentence of Section 3(f), such Investor will immediately discontinue disposition of Registrable Securities pursuant to any Registration Statement(s) covering such Registrable Securities until such Investor’s receipt of the copies of the supplemented or amended prospectus contemplated by Section 3(g) or the first sentence of Section 3(f) or receipt of notice that no supplement or amendment is required. Notwithstanding anything to the contrary, the Company shall cause its transfer agent to deliver unlegended certificates, if applicable, for ADSs to a transferee of an Investor in accordance with the terms of the Securities Purchase Agreement in connection with any sale of Registrable Securities with respect to which an Investor has entered into a contract for sale prior to the Investor’s receipt of a notice from the Company of the happening of any event of the kind described in Section 3(g) or the first sentence of Section 3(f) and for which the Investor has not yet settled.

d. Each Investor covenants and agrees that it will comply with the prospectus delivery requirements of the 1933 Act as applicable to it in connection with sales of Registrable Securities pursuant to a Registration Statement.

5. Expenses Of Registration.

All reasonable expenses, other than underwriting discounts and commissions, incurred in connection with registrations, filings or qualifications pursuant to Sections 2 and 3, including, without limitation, all registration, listing and qualifications fees, printers and accounting fees, and fees and disbursements of counsel for the Company shall be paid by the Company. The Company shall also reimburse Castlerigg Master Investments Ltd. for the fees and disbursements of Legal Counsel incurred in connection with registrations, filings or qualifications pursuant to Sections 2 and 3 of this Agreement which amount shall be limited to $10,000 in the aggregate.

6. Indemnification.

In the event any Registrable Securities are included in a Registration Statement under this Agreement:

a. To the fullest extent permitted by law, the Company will, and hereby does, indemnify, hold harmless and defend each Investor, the directors, officers, partners, members, employees, agents, representatives of, and each Person, if any, who controls any Investor within the meaning of the 1933 Act or the 1934 Act (each, an “Indemnified Person”), against any losses, claims, damages, liabilities, judgments, fines, penalties, charges, costs, reasonable attorneys’ fees, amounts paid in settlement or expenses, joint or several, (collectively, “Claims”) incurred in investigating, preparing or defending any action, claim, suit, inquiry, proceeding, investigation or appeal taken from the foregoing by or before any court or governmental, administrative or other regulatory agency, body or the SEC, whether pending or threatened, whether or not an indemnified party is or may be a party thereto (“Indemnified Damages”), to which any of them may become subject insofar as such Claims (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon: (i) any untrue statement or alleged untrue statement of a material fact in a Registration Statement or any post-effective amendment thereto or in any filing made in connection with the qualification of the offering under the securities or other “blue sky” laws of any jurisdiction in which Registrable Securities are offered (“Blue Sky Filing”), or the omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, (ii) any untrue statement or alleged untrue statement of a material fact contained in any preliminary prospectus if used prior to the effective date of such Registration Statement, or contained in the final prospectus (as amended or supplemented, if the Company files any amendment thereof or supplement thereto with the SEC) or the omission or alleged omission to state therein any material fact necessary to make the statements made therein, in light of the circumstances under which the statements therein were made, not misleading, (iii) any violation or alleged violation by the Company of the 1933 Act, the 1934 Act, any other law, including, without limitation, any state securities law, or any rule or regulation thereunder relating to the offer or sale of the Registrable Securities pursuant to a Registration Statement or (iv) any material violation of this Agreement (the matters in the foregoing clauses (i) through (iv) being, collectively, “Violations”). Subject to Section 6(c), the Company shall reimburse the Indemnified Persons, promptly as such expenses are incurred and are due and payable, for any legal fees or other reasonable expenses incurred by them in connection with investigating or defending any such Claim. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(a): (i) shall not apply to a Claim by an Indemnified Person arising out of or based upon a Violation which occurs in reliance upon and in conformity with information furnished in writing to the Company by such Indemnified Person for such Indemnified Person expressly for use in connection with the preparation of the Registration Statement or any such amendment thereof or supplement thereto, if such prospectus was timely made available by the Company pursuant to Section 3(d); (ii) shall not be available to the extent such Claim is based on a failure of the Investor to deliver or to cause to be delivered the prospectus made available by the Company, including a corrected prospectus, if such prospectus or corrected prospectus was timely made available by the Company pursuant to Section 3(d); and (iii) shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of the Company, which consent shall not be unreasonably withheld or delayed. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Person and shall survive the transfer of the Registrable Securities by the Investors pursuant to Section 9.

b. In connection with any Registration Statement in which an Investor is participating, each such Investor agrees to severally and not jointly indemnify, hold harmless and defend, to the same extent and in the same manner as is set forth in Section 6(a), the Company, each of its directors, each of its officers who signs the Registration Statement and each Person, if any, who controls the Company within the meaning of the 1933 Act or the 1934 Act (each, an “Indemnified Party”), against any Claim or Indemnified Damages to which any of them may become subject, under the 1933 Act, the 1934 Act or otherwise, insofar as such Claim or Indemnified Damages arise out of or are based upon any Violation, in each case to the extent, and only to the extent, that such Violation occurs in reliance upon and in conformity with written information furnished to the Company by such Investor expressly for use in connection with such Registration Statement; and, subject to Section 6(c), such Investor will reimburse any legal or other expenses reasonably incurred by an Indemnified Party in connection with investigating or defending any such Claim; provided, however, that the indemnity agreement contained in this Section 6(b) and the agreement with respect to contribution contained in Section 7 shall not apply to amounts paid in settlement of any Claim if such settlement is effected without the prior written consent of such Investor, which consent shall not be unreasonably withheld or delayed; provided, further, however, that the Investor shall be liable under this Section 6(b) for only that amount of a Claim or Indemnified Damages as does not exceed the net proceeds to such Investor as a result of the sale of Registrable Securities pursuant to such Registration Statement. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of such Indemnified Party and shall survive the transfer of the Registrable Securities by the Investors pursuant to Section 9. Notwithstanding anything to the contrary contained herein, the indemnification agreement contained in this Section 6(b) with respect to any preliminary prospectus shall not inure to the benefit of any Indemnified Party if the untrue statement or omission of material fact contained in the preliminary prospectus was corrected on a timely basis in the prospectus, as then amended or supplemented.

c. Promptly after receipt by an Indemnified Person or Indemnified Party under this Section 6 of notice of the commencement of any action or proceeding (including any governmental action or proceeding) involving a Claim, such Indemnified Person or Indemnified Party shall, if a Claim in respect thereof is to be made against any indemnifying party under this Section 6, deliver to the indemnifying party a written notice of the commencement thereof, and the indemnifying party shall have the right to participate in, and, to the extent the indemnifying party so desires, jointly with any other indemnifying party similarly noticed, to assume control of the defense thereof with counsel mutually satisfactory to the indemnifying party and the Indemnified Person or the Indemnified Party, as the case may be; provided, however, that an Indemnified Person or Indemnified Party shall have the right to retain its own counsel with the fees and expenses of not more than one counsel for such Indemnified Person or Indemnified Party to be paid by the indemnifying party, if, in the reasonable opinion of counsel retained by the indemnifying party, the representation by such counsel of the Indemnified Person or Indemnified Party and the indemnifying party would be inappropriate due to actual or potential differing interests between such Indemnified Person or Indemnified Party and any other party represented by such counsel in such proceeding. In the case of an Indemnified Person, legal counsel referred to in the immediately preceding sentence shall be selected by the Required Holders to which the Claim relates. The Indemnified Party or Indemnified Person shall cooperate reasonably with the indemnifying party in connection with any negotiation or defense of any such action or Claim by the indemnifying party and shall furnish to the indemnifying party all information reasonably available to the Indemnified Party or Indemnified Person which relates to such action or Claim. The indemnifying party shall keep the Indemnified Party or Indemnified Person fully apprised at all times as to the status of the defense or any settlement negotiations with respect thereto. No indemnifying party shall be liable for any settlement of any action, claim or proceeding effected without its prior written consent, provided, however, that the indemnifying party shall not unreasonably withhold, delay or condition its consent. No indemnifying party shall, without the prior written consent of the Indemnified Party or Indemnified Person, consent to entry of any judgment or enter into any settlement or other compromise which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified Party or Indemnified Person of a release from all liability in respect to such Claim or litigation. Following indemnification as provided for hereunder, the indemnifying party shall be subrogated to all rights of the Indemnified Party or Indemnified Person with respect to all third parties, firms or corporations relating to the matter for which indemnification has been made. The failure to deliver written notice to the indemnifying party within a reasonable time of the commencement of any such action shall not relieve such indemnifying party of any liability to the Indemnified Person or Indemnified Party under this Section 6, except to the extent that the indemnifying party is prejudiced in its ability to defend such action.

d. The indemnification required by this Section 6 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when Indemnified Damages are incurred and applicable bills are received.

e. The indemnity agreements contained herein shall be in addition to (i) any cause of action or similar right of the Indemnified Party or Indemnified Person against the indemnifying party or others, and (ii) any liabilities the indemnifying party may be subject to pursuant to the law.

f. Nothing herein shall the right of any party to this Agreement to bring a contractual claim against any other party to this Agreement for a breach of this Agreement.

7. Contribution.

To the extent any indemnification by an indemnifying party is prohibited or limited by law, the indemnifying party agrees to make the maximum contribution with respect to any amounts for which it would otherwise be liable under Section 6 to the fullest extent permitted by law; provided, however, that: (i) no person involved in the sale of Registrable

Securities which person is guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the 1933 Act) in connection with such sale shall be entitled to contribution from any person involved in such sale of Registrable Securities who was not guilty of fraudulent misrepresentation; and (ii) contribution by any seller of Registrable Securities shall be limited in amount to the net amount of proceeds received by such seller from the sale of such Registrable Securities pursuant to such Registration Statement.

8. Reports Under The 1934 Act.

Until the date on which (A) the Investors shall have sold all the Conversion Shares and the Warrant Shares and (B) none of the Notes or Warrants is outstanding, with a view to making available to the Investors the benefits of Rule 144 promulgated under the 1933 Act or any other similar rule or regulation of the SEC that may at any time permit the Investors to sell securities of the Company to the public without registration (“Rule 144”), the Company agrees to:

a. make and keep public information available, as those terms are understood and defined in Rule 144;

b. file with the SEC in a timely manner all reports and other documents required of the Company under the 1933 Act and the 1934 Act so long as the Company remains subject to such requirements (it being understood that nothing herein shall limit the Company’s obligations under Section 4(c) of the Securities Purchase Agreement) and the filing of such reports and other documents is required for the applicable provisions of Rule 144; and

c. furnish to each Investor so long as such Investor owns Registrable Securities, promptly upon request, (i) a written statement by the Company, if true, that it has complied with the reporting requirements of Rule 144, the 1933 Act and the 1934 Act, (ii) a copy of the most recent annual or quarterly report of the Company and such other reports and documents so filed by the Company, to the extent not available on EDGAR, and (iii) such other information as may be reasonably requested to permit the Investors to sell such securities pursuant to Rule 144 without registration.

9. Assignment of Registration Rights.

The rights under this Agreement shall be automatically assignable by the Investors to any transferee of Registrable Securities if: (i) the Investor agrees in writing with the transferee or assignee to assign such rights, and a copy of such agreement is furnished to the Company within three (3) Business Days after such assignment; (ii) the Company is, within three (3) Business Days after such transfer or assignment, furnished with written notice of (a) the name and address of such transferee or assignee, and (b) the securities with respect to which such registration rights are being transferred or assigned; (iii) immediately following such transfer or assignment the further disposition of such securities by the transferee or assignee is restricted under the 1933 Act and applicable state securities laws; (iv) at or before the time the Company receives the written notice contemplated by clause (ii) of this sentence the transferee or assignee agrees in writing with the Company to be bound by all of the provisions contained herein; and

(v) such transfer shall have been made in accordance with the applicable requirements of the Securities Purchase Agreement.

10. Amendment of Registration Rights.

Provisions of this Agreement may be amended and the observance thereof may be waived (either generally or in a particular instance and either retroactively or prospectively), only with the written consent of the Company and the Required Holders. Any amendment or waiver effected in accordance with this Section 10 shall be binding upon each Investor and the Company. No such amendment shall be effective to the extent that it applies to less than all of the holders of the Registrable Securities. No consideration shall be offered or paid to any Person to amend or consent to a waiver or modification of any provision of any of this Agreement unless the same consideration also is offered to all of the parties to this Agreement.

11. Miscellaneous.

a. A Person is deemed to be a holder of Registrable Securities whenever such Person owns or is deemed to own of record such Registrable Securities. If the Company receives conflicting instructions, notices or elections from two or more Persons with respect to the same Registrable Securities, the Company shall act upon the basis of instructions, notice or election received from the such record owner of such Registrable Securities.

b. Any notices, consents, waivers or other communications required or permitted to be given under the terms of this Agreement must be in writing and will be deemed to have been delivered: (i) upon receipt, when delivered personally; (ii) upon receipt, when sent by facsimile (provided confirmation of transmission is mechanically or electronically generated and kept on file by the sending party); or (iii) one Business Day after deposit with a nationally recognized overnight delivery service, in each case properly addressed to the party to receive the same. The addresses and facsimile numbers for such communications shall be:

If to the Company:

pSivida Limited
400 Pleasant Street
Watertown, MA 02472
U.S.A
Telephone:  (617) 972-6278
Facsimile:    (617) 812-2400
Attention:   General Counsel

With a copy (which shall not constitute notice) to:

Curtis, Mallet-Prevost, Colt & Mosle LLP
101 Park Avenue
New York, N.Y. 10178
U.S.A.
Telephone:  212-696-6000
Facsimile:    212-697-1559
Attention:   Lawrence Goodman, Esq.

If to Legal Counsel:

Schulte Roth & Zabel LLP
919 Third Avenue
New York, New York 10022
Telephone:  (212) 756-2000
Facsimile:    (212) 593-5955
Attention:   Eleazer Klein, Esq.

If to a Buyer, to its address and facsimile number set forth on the Schedule of Buyers attached hereto, with copies to such Buyer’s representatives as set forth on the Schedule of Buyers, or to such other address and/or facsimile number and/or to the attention of such other person as the recipient party has specified by written notice given to each other party five (5) days prior to the effectiveness of such change. Written confirmation of receipt (A) given by the recipient of such notice, consent, waiver or other communication, (B) mechanically or electronically generated by the sender’s facsimile machine containing the time, date, recipient facsimile number and an image of the first page of such transmission or (C) provided by a courier or overnight courier service shall be rebuttable evidence of personal service, receipt by facsimile or receipt from a nationally recognized overnight delivery service in accordance with clause (i), (ii) or (iii) above, respectively.

c. The Company hereby irrevocably appoints pSivida Inc., 400 Pleasant Street, Watertown, MA 02472 ("pSivida Inc.") as its agent for the receipt of service of process in the United States. The Company agrees that any document may be effectively served on it in connection with any action, suit or proceeding in the United States by service on its agents. The Buyers consent and agree that the Company may, in its reasonable discretion, irrevocably appoint a substitute agent for the receipt of service of process located within the Untied States, and that upon such appointment, the appointment of pSivida Inc. may be revoked.

(1) Any document shall be deemed to have been duly served if marked for the attention of the agent at its address set forth above or such other address in the United States as may be notified to the party wishing to serve the document and (a) left at the specified address if its receipt is acknowledged in writing; or (b) sent to the specified address by post, registered mail return receipt requested. In the case of (a), the document will be deemed to have been duly served when it is left and signed for. In the case of (b), the document shall be deemed to have been duly served when received and acknowledged.

(2) If the Company's agent at any time ceases for any reason to act as such, the Company shall appoint a replacement agent having an address for service in the United States and shall notify each Buyer of the name and address of the replacement agent. Failing such appointment and notification, the Buyer shall be entitled by notice to the Company to appoint a replacement agent to act on the Company's behalf. The provisions of this Section 11(c) applying to service on an agent apply equally to service on a replacement agent.

d. Failure of any party to exercise any right or remedy under this Agreement or otherwise, or delay by a party in exercising such right or remedy, shall not operate as a waiver thereof.

e. All questions concerning the construction, validity, enforcement and interpretation of this Agreement shall be governed by the internal laws of the State of New York, without giving effect to any choice of law or conflict of law provision or rule (whether of the State of New York or any other jurisdictions) that would cause the application of the laws of any jurisdictions other than the State of New York. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting The City of New York, Borough of Manhattan, for the adjudication of any dispute hereunder or in connection herewith or with any transaction contemplated hereby or discussed herein, and hereby irrevocably waives, and agrees not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is brought in an inconvenient forum or that the venue of such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address for such notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by law. If any provision of this Agreement shall be invalid or unenforceable in any jurisdiction, such invalidity or unenforceability shall not affect the validity or enforceability of the remainder of this Agreement in that jurisdiction or the validity or enforceability of any provision of this Agreement in any other jurisdiction. EACH PARTY HEREBY IRREVOCABLY WAIVES ANY RIGHT IT MAY HAVE, AND AGREES NOT TO REQUEST, A JURY TRIAL FOR THE ADJUDICATION OF ANY DISPUTE HEREUNDER OR IN CONNECTION HEREWITH OR ARISING OUT OF THIS AGREEMENT OR ANY TRANSACTION CONTEMPLATED HEREBY.

f. This Agreement and the other Transaction Documents (as defined in the Second Amendment Agreement) constitute the entire agreement among the parties hereto with respect to the subject matter hereof and thereof. There are no restrictions, promises, warranties or undertakings, other than those set forth or referred to herein and therein. This Agreement and the other Transaction Documents supersede all prior agreements and understandings among the parties hereto with respect to the subject matter hereof and thereof.

g. Subject to the requirements of Section 9, this Agreement shall inure to the benefit of and be binding upon the permitted successors and assigns of each of the parties hereto.

h. The headings in this Agreement are for convenience of reference only and shall not limit or otherwise affect the meaning hereof.

i. This Agreement may be executed in identical counterparts, each of which shall be deemed an original but all of which shall constitute one and the same agreement. This Agreement, once executed by a party, may be delivered to the other party hereto by facsimile transmission of a copy of this Agreement bearing the signature of the party so delivering this Agreement.

j. Each party shall do and perform, or cause to be done and performed, all such further acts and things, and shall execute and deliver all such other agreements, certificates, instruments and documents, as the other party may reasonably request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

k. All consents and other determinations required to be made by the Investors pursuant to this Agreement shall be made, unless otherwise specified in this Agreement, by the Required Holders, determined as if all of the Warrants then outstanding have been exercised for Registrable Securities without regard to any limitations on exercises of the Warrants.

l. The language used in this Agreement will be deemed to be the language chosen by the parties to express their mutual intent and no rules of strict construction will be applied against any party.

m. This Agreement is intended for the benefit of the parties hereto and their respective permitted successors and assigns, and is not for the benefit of, nor may any provision hereof be enforced by, any other Person.

n. The obligations of each Buyer hereunder are several and not joint with the obligations of any other Buyer, and no provision of this Agreement is intended to confer any obligations on any Buyer vis a vis any other Buyer. Nothing contained herein, and no action taken by any Buyer pursuant hereto, shall be deemed to constitute the Buyers as a partnership, an association, a joint venture or any other kind of entity, or create a presumption that the Buyers are in any way acting in concert or as a group with respect to such obligations or the transactions contemplated herein.

[Signature page follows.]

IN WITNESS WHEREOF, each Buyer and the Company have caused their respective signature page to this Registration Rights Agreement to be duly executed as of the date first written above.

COMPANY:

PSIVIDA LIMITED By: /s/ Michael J. Soja Name: Michael J. Soja Title: Vice President, Finance and Chief Financial Officer

BUYERS:

CASTLERIGG MASTER INVESTMENTS LTD.

By: /s/ Timothy O’Brein Name: Timothy O’Brein Title: Chief Financial Officer

SCHEDULE OF BUYERS

Buyer	Buyer Address and Facsimile Number	Buyer’s Representative’s Address and Facsimile Number
Castlerigg Master Investments	c/o Sandell Asset Management Corp. 40 West 57th Street 26th Floor New York, New York 10019 Attention: Cem Hacioglu/Matthew Pliskin Facsimile: (212) 603-5710 Telephone: (212) 603-5775	Schulte Roth & Zabel LLP 919 Third Avenue New York, NY 10022 Attn: Eleazer Klein, Esq. Facsimile: (212) 593-5955 Telephone: (212) 756-2000

EXHIBIT A

FORM OF NOTICE OF EFFECTIVENESS
OF REGISTRATION STATEMENT

Citibank, N.A.
388 Greenwich Street, 14th Floor
New York, New York 10013
Attention: Paul Martin

Re:	PSIVIDA LIMITED

Ladies and Gentlemen:

We have acted as special U.S. counsel to pSivida Limited, an Australian corporation (the “Company”), in connection with that certain Second Amended and Restated Amendment Agreement, dated as of May 15, 2007 (the “Purchase Agreement”), entered into by and among the Company and the buyers named therein (collectively, the “Buyers”), pursuant to which the Company issued to the Buyers warrants (the “Warrants”) exercisable for ADSs of the Company (the “Warrant Shares”). In connection with the Purchase Agreement, the Company entered into a Second Amended and Restated Registration Rights Agreement with the Buyers (the “Registration Rights Agreement”) pursuant to which the Company agreed, among other things, to register under the Securities Act of 1933, as amended (the “1933 Act”) the resale of the Registrable Securities (as defined in the Registration Rights Agreement), including, among other securities, the ADSs issuable upon exercise of the Warrants. In connection with the Company’s obligations under the Registration Rights Agreement, the Company filed a Registration Statement on Form F-3 (File No. ___________________) (the “Registration Statement”) with the Securities and Exchange Commission (the “SEC”) relating to the Initial Registrable Securities which names each of the Buyers as a selling security holder thereunder (the “Selling Security Holders”).

In connection with the foregoing, we advise you that the SEC’s website indicates that the SEC entered an order declaring the Registration Statement effective under the 1933 Act at [ENTER TIME OF EFFECTIVENESS] on [ENTER DATE OF EFFECTIVENESS], and we have no knowledge, after telephonic inquiry of a member of the SEC’s staff, that any stop order suspending its effectiveness has been issued or that any proceedings for that purpose are pending before, or threatened by, the SEC, and that to our knowledge the Registrable Securities are available for resale under the 1933 Act pursuant to the Registration Statement.

This letter shall serve as our standing opinion to you that the ADSs are freely transferable by the Selling Security Holders pursuant to the Registration Statement. You need not require further letters from us to effect any future legend-free issuance or reissuance of ADSs to the Selling Security Holders as contemplated by the Company’s Irrevocable Transfer Agent Instructions, dated May 15, 2007.

Very truly yours,

[ISSUER’S COUNSEL]

By:_____________________

CC: [LIST NAMES OF HOLDERS]

EXHIBIT B

SELLING STOCKHOLDERS

The ADSs being offered by the selling stockholders are issuable (i) upon conversion of the convertible notes, (ii) as interest on the convertible notes and (iii) upon exercise of the warrants. For additional information regarding the notes and warrants, see “Private Placement of Convertible Notes and Warrants” above. We are registering the ADSs in order to permit the selling stockholders to offer the ADSs for resale from time to time. Except for the ownership of the notes and the warrants, the selling stockholders have not had any material relationship with us within the past three years.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the ordinary shares underlying the ADSs by each of the selling stockholders. The second column lists the number of ordinary shares beneficially owned (directly or indirectly through ADSs) by each selling stockholder, based on its ownership of the notes and the warrants, as of ________, 2007, assuming conversion of all the notes and exercise of all warrants held by the selling stockholders on that date, without regard to any limitations on conversions or exercise.

The third column lists the ordinary shares being offered by this prospectus by the selling stockholders.

In accordance with the terms of registration rights agreements with the holders of the notes and the warrants, this prospectus generally covers the resale of at least 130% of the sum of (i) the maximum number of ADSs issuable upon conversion of the notes (assuming that the notes are convertible at their initial Conversion Price and without taking into account any limitations on the conversion of the notes set forth in such notes), (ii) the maximum number of ADSs issuable upon exercise of the related warrants (without taking into account any limitations on the exercise of the warrants set forth in the warrants) and (iii) as interest on the convertible notes, in each case as of the Trading Day immediately preceding the date this registration statement was initially filed with the SEC. Because the conversion price of the notes and the exercise price of the warrants may be adjusted, the number of ADSs that will actually be issued may be more or less than the number of ADSs being offered by this prospectus. The fourth column assumes the sale of all of the ADSs offered by the selling stockholders pursuant to this prospectus.

Under the terms of the notes and the warrants, a selling stockholder may not convert the notes, or exercise the warrants, to the extent such conversion or exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of ordinary shares (directly or indirectly through ADSs) which would exceed 4.99% of our then outstanding ordinary shares following such conversion or exercise, excluding for purposes of such determination ordinary shares issuable upon conversion of the notes which have not been converted and upon exercise of the warrants which have not been exercised. The number of shares in the second column does not reflect this limitation. The selling stockholders may sell all, some or none of their ADSs in this offering. See “Plan of Distribution.”

Name of Selling Stockholder	Number of ADSs Owned Prior to Offering	Maximum Number of ADSs to be Sold Pursuant to this Prospectus	Number of ADSs Owned After Offering
Castlerigg Master Investments (1)			0

(1)
Sandell Asset Management Corp. (“SAMC”) is the investment manager of Castlerigg Master Investments Ltd. (“Master”). Thomas Sandell is the controlling person of SAMC and may be deemed to share beneficial ownership of the shares beneficially owned by Master. Castlerigg International Ltd. (“Castlerigg International”) is the controlling shareholder of Castlerigg International Holdings Limited (“Holdings”). Holdings is the controlling shareholder of Master. Each of Holdings and Castlerigg International may be deemed to share beneficial ownership of the shares beneficially owned by Castlerigg Master Investments. SAMC, Mr. Sandell, Holdings and Castlerigg International each disclaims beneficial ownership of the securities with respect to which indirect beneficial ownership is described.

PLAN OF DISTRIBUTION

We are registering the ADSs issuable upon conversion of the notes and upon exercise of the warrants and as interest on the convertible notes to permit the resale of these ADSs by the holders of the notes and the warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the ADSs. We will bear all fees and expenses incident to our obligation to register the ADSs.

The selling stockholders may sell all or a portion of the ADSs beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the ADSs are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The ADSs may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer will attempt to sell the ADSs as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	pursuant to Rule 144 under the Securities Act;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such ADSs at a stipulated price per ADR;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling stockholders effect such transactions by selling ADSs to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the ADSs for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). In connection with sales of the ADSs or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers, which may in turn engage in short sales of the ADSs in the course of hedging in positions they assume. The selling stockholders may also sell ADSs short and deliver ADSs covered by this prospectus to close out short positions. The selling stockholders may also loan or pledge ADSs to broker-dealers that in turn may sell such ADSs.

The selling stockholders may pledge or grant a security interest in some or all of the notes, warrants or the ADSs owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the ADSs from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the ADSs in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the ADSs may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer may be deemed to be underwriting commissions or discounts under the Securities Act. At the time a particular offering of the ADSs is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of ADSs being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the ADSs may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the ADSs may not be sold unless such ADSs have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the ADSs registered pursuant to the shelf registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the ADSs by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the ADSs to engage in market-making activities with respect to the ADSs. All of the foregoing may affect the marketability of the ADSs and the ability of any person or entity to engage in market-making activities with respect to the ADSs.

We will pay all expenses of the registration of the ADSs pursuant to the registration rights agreement, estimated to be $[     ] in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

Once sold under the shelf registration statement, of which this prospectus forms a part, the ADSs will be freely tradable in the hands of persons other than our affiliates.